UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Ivanhoe Electric Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

46578C108
(CUSIP Number)

Rick Gashler
Orion Resource Partners (USA) LP
1045 Avenue of the Americas
New York, NY 10018
(212) 596-3497
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 17, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 46578C108	Page 2 of 4 Pages
1	NAMES OF REPORTING PERSONS
ORION RESOURCE PARTNERS (USA) LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
7,426,991 (1)

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
7,426,991 (1)

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,426,991 (1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.0% (2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN, IA

(1) Consists of (i) 3,938,418 shares of Common Stock (as defined in the Original Schedule 13D), (ii) 1,084,247 shares of Common Stock issued upon the automatic conversion at Closing (as defined in the Original Schedule 13D) of the Series 1 Convertible Notes (as defined in the Original Schedule 13D), (iii) 590,441 shares of Common Stock issued upon the automatic conversion at Closing of the Series 2 Convertible Notes (as defined in the Original Schedule 13D), (iv) 868,259 shares of Common Stock issued upon settlement of the conversion post-Closing of the I-Pulse Convertible Notes (as defined in the Original Schedule 13D), and (v) 945,626 shares of Common Stock issued upon settlement of the exchange post-Closing pursuant to the Share Exchange Option Agreement (as defined in the Original Schedule 13D).

(2) Percentage is based on 92,971,865 shares of Common Stock outstanding as of March 14, 2023, as reported in the Issuer’s annual report on Form 10-K filed on March 14, 2023.

CUSIP NO. 46578C108	Page 3 of 4 Pages
Item 1.	Security and Issuer

Item 1 of the Schedule 13D is hereby amended and supplemented as follows:

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) is being filed by the undersigned, pursuant to Rule 13d-2(a) under the Act, to amend and supplement the Schedule 13D filed with the U.S. Securities and Exchange Commission on July 11, 2022 (the “Original Schedule 13D” and, together with this Amendment No. 1, the “Schedule 13D”), with respect to the Common Stock, par value $0.0001 per share (the “Common Stock”), of Ivanhoe Electric Inc. (the “Issuer”), whose principal executive offices are located at 606 - 999 Canada Place, Vancouver, BC V6C 3E1, Canada. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On March 17, 2023, Mr. Lewnowski resigned from the Issuer’s board of directors to focus on his responsibilities as Founder and Group CEO of the Reporting Person.

Item 5. Interest in Securities of the Issuer

Item 5(a,b) of the Schedule 13D is hereby amended and restated as follows:

(a, b) As of June 30, 2022 and the date hereof, the Reporting Person may be deemed to be the beneficial owner of 7,426,991 shares of Common Stock, representing approximately 8.0% of the total number of shares of Common Stock outstanding. This amount consists of (i) 3,938,418 shares of Common Stock, (ii) 1,084,247 shares of Common Stock issued upon the automatic conversion at Closing of the Series 1 Convertible Notes at a conversion price of $9.39 per share, (iii) 590,441 shares of Common Stock issued upon the automatic conversion at Closing of the Series 2 Convertible Notes at a conversion price of $10.58 per share, (iv) 868,259 shares of Common Stock issued upon settlement of the conversion post-Closing of the I-Pulse Convertible Notes at a conversion price of $4.6929 per share, and (v) 945,626 shares of Common Stock issued upon settlement of the exchange post-Closing pursuant to the Share Exchange Option Agreement with I-Pulse at an exchange price per share equal to $10.575 (or 90% of the IPO price for the Common Stock).

The Original Schedule 13D inadvertently underreported the amount of shares of Common Stock issuable upon settlement of the I-Pulse Convertible Notes by 474 shares of Common Stock, which has been corrected in this Amendment No. 1. The Reporting Person’s beneficial ownership has not changed since the date of filing the Original Schedule 13D.

The foregoing beneficial ownership percentage is based on 92,971,865 shares of Common Stock outstanding as of March 14, 2023, as reported in the Issuer’s annual report on Form 10-K filed on March 14, 2023.

CUSIP NO. 46578C108	Page 4 of 4 Pages
SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ORION RESOURCE PARTNERS (USA) LP

/s/ Rick Gashler
Name: Rick Gashler
Title: Chief Compliance Officer

March 21, 2023

Attention: Intentional misstatements or omissions of fact constitute federal violations (see 18 U.S.C. 1001).